UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PBG 401(k) Savings Program

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

PBG 401(k) SAVINGS PROGRAM

December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of PBG 401(k) Savings Program:

We have audited the accompanying statement of net assets available for benefits of PBG 401(k) Savings Program as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PBG 401(k) Savings Program as of December 31, 2010, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New York, New York

June 22, 2011

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

PBG 401(k) Savings Program:

We have audited the accompanying statement of net assets available for benefits of PBG 401(k) Savings Program (the “Plan”) as of December 31, 2009. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of PBG 401(k) Savings Program as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ J.H. Cohn LLP

Roseland, New Jersey

June 24, 2010

PBG 401(k) SAVINGS PROGRAM

Statements of Net Assets Available for Benefits

as of December 31, 2010 and 2009

(dollars in thousands)

	2010	2009
Assets
Investments at fair value:
Plan interest in the PBG 401(k) Plan Master Trust	$—	$778,756

Receivables:
Participant loans	—	42,220
Participant contributions	—	1,817
Employer contributions	—	1,171

Total receivables	—	45,208

Net assets reflecting all investments at fair value	—	823,964
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(2,359)

Net Assets Available for Benefits	$—	$821,605

See accompanying notes to financial statements.

PBG 401(k) SAVINGS PROGRAM

Statement of Changes in Net Assets Available for Benefits

for the year ended December 31, 2010

(dollars in thousands)

Changes to Net Assets
Income:
Investment income from the PBG 401(k) Plan Master Trust	$96,912
Interest from participant loans	2,517

Total income	99,429

Contributions:
Participants	57,535
Employer	33,015

Total contributions	90,550

Other activities:
Distributions to participants	(59,969)
Administrative expenses	(510)

Total deductions related to other activities	(60,479)

Net increase in net assets before transfers	129,500
Net transfers from other plan	63,446
Transfer related to plan merger	(1,014,551)

Net Decrease in Net Assets	(821,605)
Net Assets Available for Benefits at Beginning of Year	821,605

Net Assets Available for Benefits at End of Year	$—

See accompanying notes to the financial statements.

PBG 401(k) SAVINGS PROGRAM

Notes to Financial Statements

December 31, 2010 and 2009

Note 1- Description of the Plan

The following brief description of the PBG 401(k) Savings Program (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that was created as of January 1, 2001, as a result of the PBG 401(k) Plan being split into two separate 401(k) plans. The PBG 401(k) Plan was split into the PBG 401(k) Program and the Plan. The participant’s rights under both plans are identical, and have not changed due to the split. Each is a separate plan and has distinct participation criteria. Based on a change in the participant employment status, participants can transfer from the PBG 401(k) Program to the Plan. The Plan document designates the groups and classes of employees that are eligible to participate in the Plan.

The Plan is intended to satisfy the qualification requirements under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (Code). The participant-directed accounts under the Plan are intended to meet the requirements of Section 404(c) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In addition, the Plan is subject to the provisions of ERISA.

On February 26, 2010 (Merger Date), The Pepsi Bottling Group, Inc. (PBG) was merged with and into Pepsi-Cola Metropolitan Bottling Company, Inc., a wholly-owned subsidiary of PepsiCo, Inc. (PepsiCo or the Company). Prior to the Merger Date, PBG was the Plan sponsor. Effective on the Merger Date, PepsiCo became the sponsor of the Plan and established the PepsiCo Investment Committee to oversee the Plan’s investment structure. Overall responsibility for administering the Plan rests with the PepsiCo Administration Committee (the Plan Administrator). Fidelity Management Trust Company is the trustee for the Plan and Fidelity Workplace Services LLC is the recordkeeper for the Plan.

On December 31, 2010 (Plan Merger Date), the Plan was merged with and into The PepsiCo Savings Plan (PepsiCo Plan). Following the Plan merger, benefit payments will be provided under the PepsiCo Plan and the Plan’s interest of $959,842,574 in the PBG 401(k) Plan Master Trust (PBG Master Trust) was transferred to the PepsiCo, Inc. Defined Contribution Plans Master Trust.

Refer to Note 2 for additional disclosures about the Plan merger.

Contributions

Each year, participants are allowed to contribute up to 25% of their eligible pre-tax earnings, as defined in the Plan document. However, the Code limits contributions by highly compensated participants. Under the Code, the maximum allowable pre-tax contribution for participants during 2010 was $16,500. Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.

PBG 401(k) SAVINGS PROGRAM

Notes to Financial Statements

December 31, 2010 and 2009

Participants who are expected to reach or are over the age of 50 during the Plan year and are making the maximum contribution are eligible to make additional catch-up contributions. Under the Code, the maximum allowable catch-up contribution was $5,500 for 2010.

Participants may elect to have their contributions invested in one or more investment options, including an option to invest in the PBG Stock Fund prior to the Merger Date and the PepsiCo, Inc. Common Stock Fund following the Merger Date.

The sponsor matches contributions to the Plan on behalf of eligible participants. The matching sponsor contribution is invested in accordance with the investment elections of the employee. The catch-up contributions are not eligible for matching contributions. For the first four percent of pay a participant elects to contribute to the Plan, participants with less than 10 years of service receive a matching contribution equal to 50% of their contribution amount and participants with at least 10 years of service receive a matching contribution equal to 100% of their contribution amount.

Effective January 1, 2007, newly hired non-union employees that are eligible to participate in the Plan receive an additional Company Retirement Contribution (CRC) equal to two percent of their compensation.

Effective April 1, 2009, certain salaried and non-union employees that did not meet certain age and service requirements discontinued accruing benefits under the PBG sponsored defined benefit pension plan. As such, as of this date, those employees that are eligible to participate in the Plan became eligible for the CRC. In addition, the CRC was changed so that participants with at least 10 years of service receive a three percent contribution. Participants with less than 10 years of service receive the CRC at the existing two percent level.

Participant Accounts

Each participant account is credited with participant contributions, as well as allocations of the matching sponsor contributions, the CRC, as applicable, fund earnings or losses, and expenses. Earnings or losses and expenses are allocated based on average daily balances. Certain participant investment accounts are also charged with short-term trading and/or monthly investment service fees, depending on fund elections.

Vesting

Participants are immediately vested in their contributions and fund earnings or losses. In general, participants become fully vested in the sponsor matching contribution, CRC, as applicable, and any gains or losses thereon when the participant completes three years of eligible service.

During 2010, $662,439 was forfeited. This amount along with prior accumulated forfeitures was used to reduce $707,372 of sponsor contributions. During 2009, $523,458 was forfeited. This amount along with prior accumulated forfeitures was used to reduce $527,164 of sponsor contributions. The remaining accumulated forfeitures as of December 31, 2010 were transferred to the PepsiCo Plan.

PBG 401(k) SAVINGS PROGRAM

Notes to Financial Statements

December 31, 2010 and 2009

Participant Loans

In general, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (minus the highest outstanding loan balance during the preceding one-year period) or 50 percent of their vested balance. The loans are secured by the balance in the participant’s account and bear interest at rates based on the prime rate plus one percent. Interest on loans is allocated to each of the participant’s investment elections based upon the participant’s contribution election percentages. Principal and interest are paid ratably through payroll deductions. Any loans outstanding are treated as a taxable distribution to the participant if the loans are not repaid as specified in the Plan document. For loans taken on or after July 1, 2010, a one-time loan origination fee of $50 is charged. For loans taken prior to July 1, 2010, a one-time loan origination fee of $35 and a quarterly maintenance fee is charged. Outstanding loans as of December 31, 2010 were transferred to the PepsiCo Plan. There were 7,627 loans outstanding at December 31, 2009 with interest rates ranging from 4.25% to 10.5% and with maturities through 2024.

Distributions

In general, upon termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive the vested value of his or her account in either a lump-sum payment or annual installments over a ten-year period. Upon termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Additionally, prior to the Merger Date, a participant could have elected to receive his or her vested balance in the PBG Stock Fund in whole shares of PBG common stock. Effective on the Merger Date, the PBG Stock Fund was replaced with the PepsiCo, Inc. Common Stock Fund and a participant may elect to receive his or her vested balance in the PepsiCo, Inc. Common Stock Fund in whole shares of PepsiCo common stock.

Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan in accordance with ERISA and the Code. In the event that the Plan is terminated, the Plan Administrator can direct that all accounts be distributed to the participant or continued in trust for his or her benefit.

Note 2 - Plan Merger

On December 31, 2010, the Plan was merged into the PepsiCo Plan and the following net assets were transferred to the PepsiCo Plan:

(dollars in thousands)
Investments	Receivables	Total Assets
$959,843	$54,708	$1,014,551

PBG 401(k) SAVINGS PROGRAM

Notes to Financial Statements

December 31, 2010 and 2009

Note 3 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared under the accrual basis of accounting. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Financial Accounting Standards Board Accounting Standard Update (ASU) No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, requires that loans to participants be classified as notes receivable and measured at their unpaid principal balance plus any accrued but unpaid interest. Previous guidance required classification of loans as plan investments and measurement at fair value. ASU No. 2010-25 is effective for fiscal years ending after December 15, 2010 and should be applied retrospectively to all prior periods presented. The Plan adopted ASU No. 2010-25 effective for the year ended December 31, 2010.

Fully benefit-responsive investment contracts are included in the financial statements at fair value as reported to the Plan by the investment manager, and are then adjusted to contract value in determining net assets available for benefits.

Refer to Note 4 for disclosures about contract value and Note 5 for disclosures about fair value measurements.

Tabular dollars are in thousands. Certain reclassifications were made to prior year’s amounts to conform to the 2010 presentation.

Investment Valuation and Income Recognition

At December 31, 2009 and up to the Plan Merger Date, the Plan retained an interest in the PBG Master Trust which holds investments in various securities, funds and fully benefit-responsive investment contracts. These investments are valued at fair value.

Refer to Note 5 for disclosures about fair value measurements.

Purchases and sales of securities are recognized on the trade date. Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date.

Participant Loans Receivable

Participant loans receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions to participants.

Payment of Benefits

The Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan,” distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment may result in a difference between the Plan’s Form 5500 and the accompanying financial statements. For the years ended December 31, 2010 and 2009, there were no such differences.

PBG 401(k) SAVINGS PROGRAM

Notes to Financial Statements

December 31, 2010 and 2009

Subsequent Events

The Plan evaluated subsequent events through the date the financial statements were issued.

Note 4 - Plan Interest in Master Trust

At December 31, 2009 and up to the Plan Merger Date, the Plan’s investments were combined with the investments of the PBG 401(k) Program in the PBG Master Trust to maximize administrative efficiencies. Each participating savings plan had an interest in the PBG Master Trust. Investment income, investment management fees and other direct expenses relating to the PBG Master Trust were allocated to the individual savings plans based upon the average daily balances. A separate account was maintained reflecting the equitable share of each plan’s participation in each investment fund within the PBG Master Trust. The Plan’s interest in the PBG Master Trust was 79% at December 31, 2009. The PBG Master Trust net assets and net investment income are detailed below. Investments that represent 5% or more of the total net assets are shown separately.

December 31, 2009
Investments, at fair value:
Cash and cash equivalents	$ 32,789
PBG common stock	301,667
Common stock	15,129
Mutual funds	192,420
Stable value fund	157,805
Large Cap Equity Index Fund	142,113
Mid Cap Equity Index Fund	54,862
Other commingled trust funds	84,663

Net assets	$981,448

PBG 401(k) SAVINGS PROGRAM

Notes to Financial Statements

December 31, 2010 and 2009

Year ended December 31, 2010
Investment income:
Net appreciation in fair value of investments:
PepsiCo, Inc. Common Stock Fund	$ 7,246
PBG Stock Fund	11,738
Common stock	2,485
Mutual funds	32,884
Commingled trust funds (indexed funds)	49,982

104,335
Interest and dividends	16,781

Net investment income	$121,116

Refer to Note 2 for disclosures about the Plan merger.

The PBG Master Trust holds investments in the stable value fund, which consists of a wrapped bond portfolio. The majority of the portfolio is made up of government, corporate, mortgage-backed and asset-backed securities. The wrapper contracts enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments.

The fully benefit-responsive investment contracts are issued by two investment grade financial institutions and serve to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated bond portfolio. These investment contracts are fully benefit-responsive in that they provide that the participants may make withdrawals at contract value for benefit-responsive requirements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contract value of these contracts was $155,290,487 as of December 31, 2009.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield was 3.9% at December 31, 2009. The average crediting interest rate was 3.7% at December 31, 2009. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting.

Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable. The contract issuers may terminate the investment contracts only in the unlikely event of a default by the Plan.

Refer to Note 5 for disclosures about fair value measurements.

PBG 401(k) SAVINGS PROGRAM

Notes to Financial Statements

December 31, 2010 and 2009

Note 5 - Fair Value Measurements

The guidance on fair value measurements defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant judgment.

PBG Master Trust assets measured at fair value as of December 31, 2009 are categorized as follows:

	2009
	Total	Level 1	Level 2	Level 3

Assets
Equity securities:
PBG common stock (a)	$301,667	$301,667	$ —	$—
Participant-directed brokerage (a)	15,129	15,129	—	—
Fixed income securities:
Stable value fund (c)	157,805	—	157,805	—
Mutual funds:
Target date (a)	129,232	129,232	—	—
International equity (a)	30,213	30,213	—	—
Fixed income (a)	23,406	23,406	—	—
Participant-directed brokerage (a)	9,569	9,569	—	—
Commingled trust funds:
U.S. equity index (b)	240,116	—	240,116	—
International equity index (b)	16,313	—	16,313	—
Bond index (b)	25,209	—	25,209	—
Other:
Cash and cash equivalents (d)	32,789	32,789	—	—

Total Assets	$981,448	$542,005	$439,443	$—

(a)	Based on quoted market prices in active markets.

(b)	Based on the net asset value of shares held by the Plan as reported by the investment manager of the fund.

(c)

Based on the total of the fair value of the underlying bonds plus the fair value of the wrapper contracts. The fair value of wrapper contracts is computed using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan as well as any accrued but unpaid fees as of the balance sheet date. The fair value of the underlying bonds and the wrapper contract are reported to the Plan by the investment manager.

(d)	Valued at cost, which approximates fair value.

PBG 401(k) SAVINGS PROGRAM

Notes to Financial Statements

December 31, 2010 and 2009

Note 6 - Transfers to/from Other Plans

Transfers from other plan

Certain participants transferred net assets into the Plan from the PBG 401(k) Program.

Transfer related to Plan merger

Refer to Note 2 for disclosures about the Plan merger.

Note 7 - Administrative Expenses

The sponsor pays most of the usual and reasonable direct expenses of the Plan and the Plan Administrator. Any direct expenses not borne by the sponsor are paid by the trustee out of the PBG Master Trust. If applicable, expenses related to short-term trading fees, monthly investment service fees and loan fees are charged to participants’ investment balances and are reflected in the value of their accounts. Any other indirect expenses are reflected in the net asset value of the various funds.

Note 8 - Risks and Uncertainties

The Plan provides for investment options in various funds which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. Approximately 30% of the Plan’s net assets were invested in the PBG Stock Fund at December 31, 2009. The underlying value of the PBG common stock was impacted by the performance of PBG, the market’s evaluation of such performance and other factors.

Note 9 - Tax Status

The Plan’s latest favorable determination letter, received from the Internal Revenue Service, is dated January 8, 2008. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan was designed and operated in compliance with the applicable requirements of the Code.

Note 10 - Related Party Transactions

Certain Plan investments in the PBG Master Trust are shares of mutual funds managed by an affiliate of Fidelity Management Trust Company, the trustee. Additionally, the PBG Master Trust held investments in PBG common stock prior to the Merger Date. The value of the Master Trust investments in PBG common stock was $301,667,175 at December 31, 2009. In addition, the PBG Master Trust held PepsiCo common stock from the Merger Date to the Plan Merger Date. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

PBG 401(k) SAVINGS PROGRAM

Notes to Financial Statements

December 31, 2010 and 2009

Note 11 - Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500 as of December 31, 2009, and for the year ended December 31, 2010:

December 31, 2009
Net assets available for benefits per the financial statements	$821,605
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,359

Net assets available for benefits per Form 5500	$823,964

Year ended December 31, 2010
Net increase in net assets before transfers per the financial statements	$129,500
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Prior year	(2,359)

Net income per Form 5500	$127,141

PBG 401(k) SAVINGS PROGRAM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2011	PBG 401(k) Savings Program

/s/ Marie T. Gallagher
Marie T. Gallagher
Senior Vice President and Controller and Executive Pension Officer

PBG 401(k) SAVINGS PROGRAM

December 31, 2010 and 2009

Index to Exhibits

Exhibit Number

23.1	KPMG LLP Consent of Independent Registered Public Accounting Firm

23.2	J.H. Cohn LLP Consent of Independent Registered Public Accounting Firm